

GLOBAL corporate compliance



March 9, 2006

06011864


SEC MAIL
RECEIVED
PROCESSING
MAR 20 2006
WASH. D.C.
213
SECTION

SUPPL

Securities & Exchange Com...
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs: Q Gold Resources Ltd

Re: ~~Solana Petroleum Corp.~~ (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release filed February 17, 2006
2. News Release filed March 8, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.


MAR 23 2006

Suzanne Ferguson
Administrative Assistant

encl

3/23

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

Q-GOLD
RESOURCES LTD.

## Q-GOLD RESOURCES LTD. ("QAU": TSX-V) REPORTS ADDITIONAL EXCITING GOLD VALUES AT MINE CENTRE

**SEC 12g 3-2(b) Exemption # 82-4931**

***December 7, 2005***

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") is pleased to announce more encouraging assay results from its trenching program for two more (Vowel and West Vein) of the five large quartz fissure veins in the Foley Mine Vein Complex near Mine Centre, in Northwestern Ontario, 150 miles southeast of Red Lake. Q-Gold owns 100% interest in mining claims and Crown leases covering 18,740 contiguous acres in the historic (1890's) Mine Centre Gold Camp.

The results from 27 new trenches from the Vowel and West Vein when added to the assays from 16 trenches in the Jumbo Vein (previously reported on November 22, 2005), confirm the continuity of excellent gold grades from a total of 43 trenches in three large surface veins in the complex ranging from 4.2 to 6.2 grams of gold/ tonne (0.12 to 0.18 ounces/ ton) over a total sampled strike length of 600 meters.

Assay results from the Vowel and West Vein are similar to those obtained from the Jumbo Vein (reported November 22, 2005). Both mineral composition and assay values showed similar consistency between these veins. The results of 20 samples taken from 10 trenches on the Vowel (Main) Vein returned a weighted average of 6.187 g gold/t, 25.2 g silver/t and 2.21% zinc for a strike length of 116.3 metres. Two samples # 21557 and # 21558 taken from trench V-25 returned the following assays: (#21557) 31.14 g gold/t, 102.0 g silver/t, and 5.95 % zinc over 0.35 metre, and (#21558) 12.23 g gold/t, 86.3 g silver/t and 6.09% zinc over a true width of 0.35 metre for an aggregate weighted assay of 21.69 g gold/t, 94.15 g silver/t and 6.02% zinc over a true width of 0.70 meter. The weighted average grade of the trenches on this vein varied from 0.58 to 21.69 g gold/t and from 1.97 g to 94.15 g silver /t. The Vowel (Main) Vein branches eastward to form the Vowel-East splay Vein near its midpoint. Nine samples from this vein returned the following weighted average assay of 4.19 g gold/t, 4.56 g silver/t and 0.07% zinc along a strike length of 63.4 metres.

Similar grades of gold, silver and zinc were obtained from the West Vein. Several high gold assays were also obtained from this vein. Five samples from this vein, numbered 21598, 21602, 21604, 21609 21611 and 21614 returned gold values of 17.1, 10.58, 14.74, 11.25, 10.22 and 17.06 g gold/t respectively. ( See table below)

Chairman and CEO, J. Bruce Carruthers II, reported, "We are extremely pleased with the assay results of the first three veins (Jumbo, Vowel and West Vein) of the five large veins trenched and sampled in the first phase of our Exploration Program at Mine Centre. The sampling has shown consistency in gold grade within these first three large veins, something that eluded previous limited exploration efforts. Trenching has also revealed that several of the veins originally thought to be separate are actually extensions and/or splays of other known veins. Many of the veins now appear to be inter-connected, indicating that the Foley Vein Complex System is much larger and the gold grade is higher and more consistent than originally thought. Our limited drilling efforts so far have shown that the veins at Mine Centre widen with depth. Historical drilling and drifting records in the vein complex indicate that gold grade increases with depth."

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

Weighted average results for samples from trenches in the two new veins are summarized in the table below. Assays were provided by Swastika Laboratories Ltd. of Swastika, Ontario.

| | West Vein | Vowel Vein (Main) | Vowel Vein (East Splay) |
|---|---|---|---|
| Total Trenches (43) | 11 | 10 | 6 |
| Total Strike Length (599.78 m) | 207.15 | 116.25 | 63.38 |
| Average Trench Width (m) | 0.500 | 0.907 | 0.430 |
| Weighted Average of Assays | | | |
| **Gold (gm/t)** | **5.23** | **6.19** | **4.19** |
| **Silver (gm/t)** | **4.35** | **25.20** | **4.56** |
| **Zinc (% by weight)** | **0.07%** | **2.21%** | **0.76%** |
| Remarks: | 451 meters intervening section of vein not sampled due to swamp. Open at both known ends of total 652 m vein length. | Open in both directions | Open for 150 m to the south |

The Company is awaiting assays from the trenching of additional veins in the Foley Complex. Results will be reported as soon as they are received and interpreted.

Mr. Ray Bernatchez, P. Eng., Consulting Geologist, a Qualified Person, as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact:

J. Bruce Carruthers II, President at (928) 779-0166 or visit www.QGoldResources.com

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

Q-GOLD
RESOURCES LTD.

# Q-GOLD RESOURCES LTD. ("QAU": TSX-V) COMPLETES THE PURCHASE OF THE FOLEY GOLD MINE

SEC 12g 3-2(b) Exemption # 82-4931

February 17, 2006
Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") announced today that it has completed the purchase of the historic Foley Gold Mine and an associated gold/ quartz vein complex near Mine Centre, Ontario. Included in the purchase were a total of 16 Crown Mining Claims covering 640 acres (the "Claims"), which were acquired from a private party for cash and shares, as announced on June 30, 2004. Q-Gold had obtained an option on the Claims in conjunction with a reverse takeover transaction that was completed in September 2005.

The Foley Mine produced 5,267 ounces of gold, principally in the 1890s, as reported in the Company's NI 43-101 (filed on www.sedar.com). The Ontario Geologic Survey, in its 2004 survey of Mineral Deposits in the Kenora Mining Division ("Open File Report 6146") lists "proven/ probable gold reserves" remaining in the Foley Mine of 40,000 tons of ore at a grade of 0.5 ounces/ton, and "speculative reserves" of 400,000 tons, also at 0.5 ounces/ton, equivalent to a total of 220,000 ounces of gold. None of the above reserve figures are compliant with the definitions for resources/reserves required by NI 43-101 and remain to be confirmed by additional diamond drilling, sampling and assaying.

As permitted under the terms of the Foley Mine Option Agreement, Q-Gold conducted surface trenching and sampling operations in the Foley gold/quartz vein complex last Fall, resulting in the establishment of consistent gold grades ranging from 1.0 to 6.5 grams/tonne over a total strike length in excess of 1000 meters, as reported in a press release dated January 10, 2006.

In addition to the recently purchased claims, the Corporation owns an additional 18,100 acres of contiguous mining claims near Mine Centre, including the historic Golden Star Mine, which produced 10,758 ounces of gold in the 1890s (also reported in the NI 43-101 report), and its surrounding vein complex.

The Foley and Golden Star complexes will be the focus of the Company's upcoming exploration work program.

For more information, please contact:
J. Bruce Carruthers II, President at (928) 779-0166 or visit www.QGoldResources.com

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com